UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM N-6F
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NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55 THROUGH 65
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”) and in connection with such notice submits the following information:

Name:	Freedom Capital Corporation

Address of Principal Business Office:	2200 Wilson Boulevard, Suite 805
Arlington, Virginia 22201

Telephone Number:	(703) 259-8204

Name and Address of Agent for Service of Process:	Jeffrey McClure
President and Chief Executive Officer
Freedom Capital Corporation
2200 Wilson Boulevard, Suite 805
Arlington, Virginia 22201

The undersigned company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of the date of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of Arlington and the Commonwealth of Virginia on the 3rd day of March 2015.

Freedom Capital Corporation
/s/Jeffrey McClure
Name:	Jeffrey McClure
Title:	President and Chief Executive Officer

Attest:	/s/ Perpetua Seidenberg
	Name:	Perpetua Seidenberg
	Title:	Chief Compliance Officer, Chief Financial Officer, Vice President, Treasurer and Secretary